SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

62nd Annual General Meeting

April 28, 2017

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3

II. Guidance for Participation in the Annual General Meeting		4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
	Ballot Paper	5

III. Call Notice		5

IV.Information on the matters to be examined and discussed at the 62nd Annual General
	Meeting	7
	Analysis, discussion and voting on the Annual Management Report, balance
	sheet and other financial statements for fiscal year 2016	7
	Resolution on the Board of Executive Officer’s proposal for the allocation on net
	income for fiscal year 2016 — including profit sharing payment — and the
	subsequent distribution of shareholders’ payment	8
	Election of members of the Board of Directors due to end of term of office	11
	Election of members of the Fiscal Council due to end of term of office	13
	Establishment of the compensation of the Management and members of the
	Fiscal Council	14
	Information on the publication of the Company’s corporate documents in
	accordance with the Brazilian Corporation Law no. 6,404/1976	15

	Annexes (information available only in Portuguese on Copel's IR website)
	I - itens 12.5 to 12.10 of CVM’s Reference Form (in compliance with CVM’s Rule 481/2009)
	II - item 13.2 of CVM’s Reference Form (in compliance with CVM’s Rule 481/2009)

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 62nd Annual General meeting (AGM) was called for April 28, 2017, at 9 a.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the Annual General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meeting.

Sincerely,

Fernando Xavier Ferreira

Chairman of the Board of Directors

II.      Guidance for Participation in the Annual General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the Annual General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Annual General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Annual General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Annual General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•      Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to BM&Fbovespa’s Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

•      Delivering the ballot form directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot form accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot form, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws and the identity card with a photo of the legal representative of the investment fund concerned.

III. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held on April 28, 2017, at 9 a.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the 2016 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2016;

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2016 net income in the amount of R$958,650,452.39 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$282,947,149.72, whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: R$0.98539 per common share (ON); R$2.89050 per class A preferred share (PNA) and R$1.08410 per class B preferred share (PNB);

3.   To elect the members of the Board of Directors due to end of term of office;

4.   To elect the members of the Fiscal Council due to end of term of office;

5.   To establish the compensation for the Management and members of the Fiscal Council; and

6.   Information on the publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976.

Notes: a) Documents referring to the matters to be discussed at the Annual General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Annual General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Annual General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, March 28, 2017

Fernando Xavier Ferreira

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from March 29, 2017, being also available on the Company’s website (ir.copel.com).

IV. Information on the matters to be examined and discussed at the 62nd Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for the fiscal year 2016

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Folha de Londrina on April 20, 2017, pursuant to the applicable laws, being also available at the Company’s  headquarters, at BM&Fbovespa - Securities, Commodities and Futures Exchange, and on Copel’s website (it.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

1.   To analyze, discuss and vote the 2016 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2016:

For [  ]        against [  ]       abstain from voting [  ]

è Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2016 in the amount of R$958,650,452.39 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$282,947,149.72, whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: R$0.98539 per common share (ON); R$2.89050 per class A preferred share (PNA) and R$1.08410 per class B preferred share (PNB).

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2016, the amount of said distribution is equivalent to 25% of the net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2016, calculated in accordance with the Brazilian Corporation Law, in the amount of R$958,650,452.39 (nine hundred and fifty-eight million, six hundred and fifty thousand, four hundred and fifty-two reais and thirty-nine cents), the Board of Executive Officers proposes the following appropriations:

a)  R$47,932,522.62 (forty-seven million, nine hundred and thirty-two thousand, five hundred and twenty-two reais and sixty-two cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with the Brazilian Corporation Law no. 6,404, Article 193, as of December 15, 1976, and with Article 40, item II, of the Company’s Bylaws;

b) R$282,947,149.72 (two hundred and eighty-two million, nine hundred and forty-seven thousand, one hundred and forty-nine reais and seventy-two cents) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with article 202 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, as of December 26, 1995, and article 6 and its paragraphs of the Company’s Bylaws;

Pursuant to the provisions set forth by the law and the Company’s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2016 amounted to net value of R$101,707,409.83 (one hundred and one million, seven hundred and seven thousand, four hundred and nine reais and eighty-three cents).

This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,012,425,339.60 (one billion, twelve million, four hundred and twenty-five thousand, three hundred and thirty-nine reais and sixty cents) and R$253,106,334.90 (two hundred and fifty-three million, one hundred and six thousand, three hundred and thirty-four reais and ninety cents).

Resolution 683, as of August 30, 2012, of the Securities and Exchange Commission (CVM), made the application of the Technical Pronouncement CPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), compulsory for publicly-held companies. Such Technical Pronouncement establishes the procedures for the booking of the proposal for payment of dividends. In compliance with Resolution 683, the proposed payment of interests on own capital can only be allotted to the minimum mandatory dividends by the net value of income tax withheld at source. Copel’s shareholders consider that the Company’s proposal for the payment of interests on own capital in the gross amount of R$282,947,149.72 (two hundred and eighty-two million, nine hundred and forty-seven thousand, one hundred and forty-nine reais and seventy-two cents) will provide a net remuneration in the amount of R$253,106,334.90 (two hundred and fifty-three million, one hundred and six thousand, three hundred and thirty-four reais and ninety cents), which is equivalent to the minimum mandatory dividends.

c)  R$729,478,189.88 (seven hundred and twenty-nine million, four hundred and seventy-eight thousand, one hundred and eighty-nine reais and eighty-eight cents), corresponding to Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976.

The amount of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) and to the realization of equity valuation adjustments and was calculated according to item 28 of ICPC no. 10 and to the Technical Pronouncement CPC no. 27.

Equity information (allocations): Net income for the year 2016: R$958,650,452.39 ( - ) Legal Reserve (5% of the net income of the year) R$47,932,522.62 = adjusted net income R$910,717,929.77 ( + ) Realization of equity valuation adjustments – net of income tax withheld at source R$101,707,409.83 = Calculation basis for allocation of profits (including minimum mandatory dividends) R$1,012,425,339.60 ( - ) Interest on equity – gross amount R$282,947,149.72 ( - ) Profit retention reserve for investments R$729,478,189.88. The Company’s financial statements of 2016 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 62nd Annual General Shareholders’ Meeting, as established in paragraph 3 of article 176 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010, as of August 9, 2010, and State Decree no. 1978/2007, as of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution.

In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of R$63,277,828.00 (sixty-three million, two hundred and seventy-seven thousand, eight hundred and twenty-eight reais), to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries.

This amount is recorded in the 2016 Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2239th meeting held on March 20, 2017; of the Board of Directors at its 148th extraordinary meeting held on March 28, 2017; and of the Audit Committee at its 149th meeting held on March 28, 2017; having also received a favorable opinion from the Fiscal Council in its 377th meeting held on March 28, 2017.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory tasks and legal responsibilities, have examined the the Annual Management Report, balance sheet and other financial statements for the fiscal year 2016 and the Board of Executive Officers’ proposal for allocation of the net income of the fiscal year ended on December 31, 2016, and based on the analysis done and on additional clarifications provided by the Board of Executive Officers, and, yet, considering the related report issued with no qualifications by Deloitte Touche Tohmatsu Independent Auditors, concluded that the documents analysed, in all their relevant aspects, have been properly presented. For this reason, the Fiscal Council members have issued a favourable opinion on their submission to the Shareholders’ analysis and subsequent resolution. Curitiba, March 28, 2017. (a) OSNI RISTOW; GEORGE HERMANN RODOLFO TORMIN; NELSON LEAL JUNIOR; MASSAO FABIO OYA; JOÃO CARLOS FLOR JUNIOR.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2016 net income in the amount of R$958,650,452.39 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$282,947,149.72, whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: R$0.98539 per common share (ON); R$2.89050 per class A preferred share (PNA) and R$1.08410 per class B preferred share (PNB):

For [  ]        against [  ]       abstain from voting [  ]

è Election of the members of the Company’s Board of Directors due to end of term of office

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with the Brazilian Corporation Law no. 6,404/1976, in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM’s Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa - Securities, Commodities and Futures Exchange, in compliance with article 30 of the Company’s Bylaws.

Vacant positions and voting rights

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)  five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)  two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)  one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

d)  one is appointed by the minority of shareholders in compliance with article 239 of the Brazilian Corporation Law no. 6,404/1976, being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Pursuant to CVM’s Rule no. 481, article 10, as of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Board of Directors for the 2017-2019 term of office:

Board of Directors

3.   Election of the members of the Board of Directors:

MAURÍCIO SCHULMAN - Appointed by the State of Paraná

For  [  ]     against [  ]          abstain from voting  [  ]

ANTONIO SERGIO DE SOUZA GUETTER - Appointed by the State of Paraná

For  [  ]     against [  ]          abstain from voting  [  ]

ROGERIO PERNA - Appointed by the State of Paraná

For  [  ]     against [  ]          abstain from voting  [  ]

LUIZ HENRIQUE TESSUTTI DIVIDINO - Appointed by the State of Paraná

For  [  ]     against [  ]          abstain from voting  [  ]

GEORGE HERMANN RODOLFO TORMIN - Appointed by the State of Paraná

For  [  ]     against [  ]          abstain from voting  [  ]

SANDRA MARIA GUERRA DE AZEVEDO - Appointed by BNDES Participações S.A. - BNDESPAR

For  [  ]     against [  ]          abstain from voting  [  ]

SERGIO EDUARDO WEGUELIN VIEIRA - Appointed by BNDES Participações S.A. - BNDESPAR

For  [  ]     against [  ]          abstain from voting  [  ]

Appointments by the Company’s employees:

As established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87, the member appointed by the Company’s employees will only be presented at the Annual General Meeting, as the related voting process is currently underway in the Company.

Appointments by the minority of shareholders in compliance with article 239 of the Brazilian Corporation Law no. 6,404/1976:

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - itens 12.5 to 12.10 of CVM’s Reference Form.

Board of Directors

4.   In case of the adoption of the multiple vote procedure, do you require the allocation of votes by percentage to all candidates?

Yes [  ]                    No [  ]

5.   Visualization of the percentage of votes to be allocated to candidates:

MAURÍCIO SCHULMAN [  ] %

ANTONIO SERGIO DE SOUZA GUETTER [  ] %

ROGERIO PERNA [  ] %

LUIZ HENRIQUE TESSUTTI DIVIDINO [  ] %

GEORGE HERMANN RODOLFO TORMIN [  ] %

SANDRA MARIA GUERRA DE AZEVEDO [  ] %

SERGIO EDUARDO WEGUELIN VIEIRA [  ] %

6.   Do you require the adoption of the multiple vote procedure to elect the members of the Board of Directors in accordance with Article 141 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976?

Yes [  ]                    No [  ]

è Election of the members of the Fiscal Council due to end of term of office

Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 26 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the Annual General Meeting of April 2017.

In accordance with the Brazilian Corporation Law no. 6,404/1976, in order to take office, all members of the Fiscal Council shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM’s Rule no. 358/2002, through which they undertake to comply with the rules therein.

Vacant positions and right to vote

Copel’s Fiscal Council comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)  three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

b)  one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

c)  one member and his respective alternate appointed by the holders of preferred shares

– the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

Fiscal Council

7.      Election of effective and alternate members of the Fiscal Council:

NORBERTO ANACLETO ORTIGARA, as an effective member, and OSNI RISTOW, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]      against [  ]       abstain from voting [  ]

MAURO RICARDO MACHADO COSTA, as an effective member, and ROBERTO BRUNNER, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]      against [  ]       abstain from voting [  ]

NELSON LEAL JUNIOR, as an effective member, and GILMAR MENDES LOURENÇO, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]      against [  ]       abstain from voting [  ]

Appointments by the minority holders of common shares (effective and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Appointments by the holders of preferred shares (effective and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - itens 12.5 to 12.10 of CVM’s Reference Form

è Establishment of the compensation of the Management and members of the Fiscal Council

Clarifications

According to Article 152 of the Brazilian Corporation Law no. 6,404/1976, the General Shareholders Meeting shall determine the annual compensation of the members of the Company’s Board of Directors and Fiscal Council, considering also all the social charges involved.

Following the same procedures used in previous years, the policy adopted for the annual compensation of the management and members of the Fiscal Council takes into consideration the compensation of the previous fiscal year which is added up by the accumulated monetary correction of the period and real gains, whenever possible.

Such policy aims solely at remunerating the management and the members of the Fiscal Council for the services they provide to the Company, whose compensation is not variable and not linked to any performance targets and indicators, being only made up of a fixed remuneration and, in the case of the members of the Audit Committee and the chairman of the Board of Directors, if the latter is not a member of such Committee, also by a bonus.

The compensation paid to the members of the Company’s Board of Directors and the Fiscal Council is the sole responsibility of Copel’s holding company and not of its wholly-owned subsidiaries or controlled companies, being it not linked to any corporate action such as the sale of the shareholding control of the Company, for instance.

In 2017, so as to fully comply with item 1 of Article 12 of CVM’s Rule no. 481/2009, the Company’s majority shareholder has proposed the annual compensation limit of up to R$12,891,943.94 (inclusive of social charges), as follows:

a)    the maintenance, for the Executive Officers and the Chief Assistant Officer, of the compensation proposed in the last fiscal year, added up by monetary correction up to the limit established for the companies taking part in Group I, as determined by the Control Council for State-Owned Companies of the State of Paraná (CCEE);

b)    for each member of the Board of Directors the compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months. The chairman of the Board of Directors shall be granted a monthly bonus equivalent to 50% of the monthly compensation paid to the members of the Audit Committee, being not cumulative in the case of him/her being also nominated as a member of such committee.

c)    for each member of the Fiscal Council the monthly compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months; and

d)    for each member of the Audit Committee the monthly compensation paid shall be equivalent to the monthly compensation paid to the members of the Fiscal Council.

Thus, from the annual compensation limit as stated above, up to R$9,809,461.59 (inclusive of social charges from the National Social Security Institute (INSS), the Indemnity Fund for Employees (FGTS), the Company’s own pension benefits plan and health care assistance) shall be proposed as global annual compensation for the Executive Officers; up to R$1,451,264.30 (inclusive of social charges from the INSS) as global annual compensation for the Board of Directors; up to R$794,258.56 (inclusive of social charges from the INSS) as global annual compensation for the Fiscal Council; up to R$538,045.49 (inclusive of social charges from the INSS) as global annual compensation for the members of the Audit Committee; and up to R$298,914.00 as a technical reserve.

Annex II - item 13 of the Reference Form

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

8.   Establishment of the annual compensation for Copel’s Executive Officers, the Chief Assistant Officer, the members of the Board of Directors and the members of the Fiscal Council for the fiscal year 2017:

For [ ] against [ ] abstain from voting [ ]

è Information on the publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976.

Ratification of the resolution passed by the 194th Extraordinary General Meeting, held on January 18, 2017, as approved by the 61st Annual General Meeting, held on April 28, 2016, concerning the publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

9.   Ratification of the resolution passed by the 194th Extraordinary General Meeting, held on January 18, 2017, as approved by the 61st Annual General Meeting, held on April 28, 2016, concerning the publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976:

For [ ] against [ ] abstain from voting [ ]

PROPOSAL FROM THE EXECUTIVE BOARD FOR THE ALLOCATION OF NET REVENUE VERIFIED IN THE FINANCIAL YEAR 2016 AND FOR PAYMENT OF PARTICIPATION REGARDING THE INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY

Mr. Chairman of the Board of Directors:

In compliance with the provisions of article 192 of Law 6404, dated 12.15.1976, as well as other legal and statutory provisions in force, we have presented to this Board, in order to be taken to the deliberation of the Annual General Meeting - The propositions specified below.

I. From the net income for the fiscal year 2016, calculated in accordance with the Brazilian Corporation Law, in the amount of R$958,650,452.39 (nine hundred and fifty-eight million, six hundred and fifty thousand, four hundred and fifty-two reais and thirty-nine cents), the Board of Executive Officers proposes the following appropriations:

a)        R$47,932,522.62 (forty-seven million, nine hundred and thirty-two thousand, five hundred and twenty-two reais and sixty-two cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with the Brazilian Corporation Law no. 6,404, Article 193, as of December 15, 1976, and with Article 40, item II, of the Company’s Bylaws;

b)        R$282,947,149.72 (two hundred and eighty-two million, nine hundred and forty-seven thousand, one hundred and forty-nine reais and seventy-two cents) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with article 202 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, as of December 26, 1995, and article 6 and its paragraphs of the Company’s Bylaws;

•         Pursuant to the provisions set forth by the law and the Company’s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2016 amounted to net value of R$101,707,409.83 (one hundred and one million, seven hundred and seven thousand, four hundred and nine reais and eighty-three cents).

This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,012,425,339.60 (one billion, twelve million, four hundred and twenty-five thousand, three hundred and thirty-nine reais and sixty cents) and R$253,106,334.90 (two hundred and fifty-three million, one hundred and six thousand, three hundred and thirty-four reais and ninety cents).

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PROPOSAL FROM THE EXECUTIVE BOARD FOR THE ALLOCATION OF NET REVENUE VERIFIED IN THE FINANCIAL YEAR 2016 AND FOR PAYMENT OF PARTICIPATION REGARDING THE INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY

Resolution 683, as of August 30, 2012, of the Securities and Exchange Commission (CVM), made the application of the Technical Pronouncement CPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), compulsory for publicly-held companies. Such Technical Pronouncement establishes the procedures for the booking of the proposal for payment of dividends. In compliance with Resolution 683, the proposed payment of interests on own capital can only be allotted to the minimum mandatory dividends by the net value of income tax withheld at source. Copel’s shareholders consider that the Company’s proposal for the payment of interests on own capital in the gross amount of R$282,947,149.72 (two hundred and eighty-two million, nine hundred and forty-seven thousand, one hundred and forty-nine reais and seventy-two cents) will provide a net remuneration in the amount of R$253,106,334.90 (two hundred and fifty-three million, one hundred and six thousand, three hundred and thirty-four reais and ninety cents), which is equivalent to the minimum mandatory dividends.

c)         R$729,478,189.88 (seven hundred and twenty-nine million, four hundred and seventy-eight thousand, one hundred and eighty-nine reais and eighty-eight cents), corresponding to Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976.

•         The amount of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) and to the realization of equity valuation adjustments and was calculated according to item 28 of ICPC no. 10 and to the Technical Pronouncement CPC no. 27.

The following is a statement of changes in "retained earnings", including the proposed allocations:

Patrimonial Changes
Net income for the year 2016	R$958,650,452.39
( - ) Legal reserve (5% of net income for the year)	R$47,932,522.62
= Adjusted net income	R$910,717,929.77
( + ) Realization of equity valuation adjustments – net of income tax withheld at source	R$101,707,409.83
= Calculation basis for allocation of profits (including minimum mandatory dividends)	R$1,012,425,339.60
( - ) Interest on equity – gross amount	R$282,947,149.72
( - ) Profit retention reserve for investments	R$729,478,189.88

The Company’s financial statements of 2016 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 62nd Annual General Shareholders’ Meeting, as established in paragraph 3 of article 176 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976.

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PROPOSAL FROM THE EXECUTIVE BOARD FOR THE ALLOCATION OF NET REVENUE VERIFIED IN THE FINANCIAL YEAR 2016 AND FOR PAYMENT OF PARTICIPATION REGARDING THE INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY

I.1. PAYMENT OF PROFIT SHARING AND PRODUCTIVITY INCENTIVES: Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010, as of August 9, 2010, and State Decree no. 1978/2007, as of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution. In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of R$63,277,828.00 (sixty-three million, two hundred and seventy-seven thousand, eight hundred and twenty-eight reais), to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries. This amount is provisioned in the financial statements for the year 2016, specifically under "personnel expenses", according to item 26.2 of Circular CVM / SNC / SEP nº 1, dated 02.02.2007.

We are of the opinion that the foregoing proposals comply with the legal and statutory provisions in force and the interests of the Company and, therefore, merit the full reception of this Board, the Fiscal Council and the General Meeting.

Curitiba, March 20, 2017

LUIZ FERNANDO LEONE VIANNA Chief Executive Officer	CRISTIANO HOTZ Legal and Institutional Relations Officer
GILBERTO MENDES FERNANDES Chief Corporate Management Officer	JONEL NAZARENO IURK Director of Business Development
LUIZ EDUARDO DA VEIGA SEBASTIANI Chief Financial and Investor Relations Officer	FABIO MALINA LOSSO Director of Governance, Risk and Compliance

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.